SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

Volt Information Sciences, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

Michael Shef, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174

212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐

CUSIP No. 928703107	Page 2 of 8 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Steven Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds:	PF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	1,075,990.171

Shares Bene-

ficially Owned	8.	Shared Voting Power	587,007

By Each

Reporting	9.	Sole Dispositive Power	1,075,990.171

Person With

10.	Shared Dispositive Power	587,007

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,662,997.171

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	7.55%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 928703107	Page 3 of 8 Pages

INTRODUCTION

Neither the filing of this Amendment No.1 to the Schedule 13D nor the information contained herein shall be deemed to constitute an admission by Steven Shaw, the reporting person, that he is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purposes, and such beneficial ownership, other than as to the 1,209,293.171 shares directly beneficially owned by him, is expressly denied.

Item 1.	Security and Issuer

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D filed by the reporting person with the Securities and Exchange Commission on December 2, 2005 (the “Original 13D Filing”), and relates to shares of common stock, par value $0.10 per share (“Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 560 Lexington Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Amendment No. 1 to the Original Schedule 13D Filing is being filed on behalf of Steven Shaw, a United States citizen, as an individual, whose principal office is located at c/o Volt Information Sciences, Inc., 560 Lexington Avenue, New York, New York 10022. Steven Shaw is the President and Chief Executive Officer and a Director of the Issuer.

Steven Shaw has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, this Amendment No. 1 is being filed to report the following changes in the shares of the Issuer’s Common Stock as to which the reporting person may be deemed to have beneficial ownership for purposes of section 13(d) of the Exchange Act: (i) a net increase of 502,177 shares owned directly by the reporting person, as more particularly described in clause (i) of Item 4 hereof; (ii) an increase of 297,154 shares held as trustee by the reporting person, as more particularly described in clause (ii) of Item 4 hereof; (iii) a net decrease of 3,250 shares of the Issuer’s Common Stock underlying stock options, as more particularly described in clause (iii) of Item 4 hereof; and (iv) an increase of 5,194.6873 shares held by the reporting person in an employee retirement plan, as more particularly described in clause (iv) of Item 4 hereof. Of the 502,177 net number of shares acquired as described in clause (i) of Item 4 below, 23,500 shares were acquired through purchases made pursuant to the exercise of stock options by the reporting person, at an aggregate purchase price of $405,594. The reporting person used personal funds to make these purchases. The other acquisitions described in Item 4 hereof were the result of gifts or other transfers for which no consideration was paid.

CUSIP No. 928703107	Page 4 of 8 Pages

Item 4.	Purpose of Transaction.

Since the date of the Original Schedule 13D Filing, the reporting person may be deemed to have acquired beneficial ownership of the following additional shares of the Issuer’s Common Stock for purposes of section 13(d) of the Exchange Act:

(i)	A net increase of 502,177 shares owned directly by the reporting person, resulting from:

(a) 23,500 shares acquired upon the exercise of stock options;

(b) 28,000 shares disposed of through open market sales;

(c) 257,087 shares acquired as a result of the three-for-two stock dividend in the Issuer’s Common Stock effected in January 2007; and

(d) 249,590 shares acquired upon the maturity of an annuity trust of Jerome Shaw, who is the father of the reporting person.

(ii)	An increase of 297,154 shares held as trustee by the reporting person, resulting from:

(a) 37,147 shares acquired June 11, 2007 as co-trustee of a trust for the benefit of a sibling of the reporting person;

(b) 108,108 shares acquired April 1, 2008 as co-trustee of two trusts for the benefit of two nephews of the reporting person; and

(c) 151,899 shares acquired as trustee or co-trustee of various trusts as a result of the three-for-two stock dividend in the Issuer’s Common Stock effected in January 2007.

(iii)	a net decrease of 3,250 shares of the Issuer’s Common Stock underlying stock options, resulting from:

CUSIP No. 928703107	Page 5 of 8 Pages

(a) 10,500 shares underlying stock options exercised from options granted to the reporting person on April 22, 1996, as reported April 5, 2006 in a From 4 filed by the reporting person;

(b) 13,000 shares underlying stock options exercised, of which 6,000, 3,500 and 3,500 options were exercised from the March 10, 1993 option grant, September 2, 1998 option grant and November 22, 1999 option grant, respectively, as reported July 7, 2006 in a Form 4 filed by the reporting person;

(c) 10,000 shares underlying stock options that became exercisable on March 10, 2008; and

(d) 10,250 shares underlying stock options adjusted as a result of the three-for-two stock dividend in the Issuer’s Common Stock effected in January 2007.

(iv)	An increase of 5,194.6873 shares acquired by the reporting person pursuant to an employee retirement plan, resulting from:

(a) 2,322.2849 shares acquired as a result of automatic payroll deductions and resulting stock purchases pursuant to the employee stock ownership feature and the 401(k) savings feature; and

(b) 2,872.4024 shares acquired as a result of the three-for-two stock dividend in the Issuer’s Common Stock effected in January 2007.

Except as has been publicly announced or as the board of directors of the Issuer may from time to time determine to take, there are no plans or proposals which the reporting person may have which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 928703107	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

As of April 1, 2008, pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, the reporting person may be deemed to be the “beneficial owner” (as set forth in Rule 13d-3 under the Exchange Act) of 1,662,997.171 shares of Common Stock, of which 1,209,293.171 shares are directly beneficially owned by the reporting person and 453,704 shares are indirectly beneficially owned by the reporting person, constituting in the aggregate approximately 7.55% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in its filing on Form 10-Q for the fiscal quarter ended January 27, 2008 to be outstanding as of March 1, 2008). The number of shares as to which the reporting person has:

sole power to vote or to direct the vote is	1,075,990.171
shared power to vote or direct the vote is	587,007
sole power to dispose or to direct the disposition of is	1,075,990.171
shared power to dispose or to direct the disposition of is	587,007

Included within the 1,662,997.171 shares of Common Stock the reporting person may be deemed to beneficially own as of the date of this Amendment No. 1 are:

(i) 1,020,850 shares held directly by the reporting person;

(ii) 131.168 shares held as of March 31, 2008 for the reporting person’s benefit under the Employee Stock Ownership Plan feature of the Issuer’s 401(k) Savings Plan (the “Savings Plan”);

(iii) 10,312.003 shares held as of March 31, 2008 for the reporting person’s benefit under the 401(k) Plan feature of the Savings Plan;

(iv) 13,947 shares held by the reporting person as the trustee of a trust for the benefit of two of the reporting person’s nephews;

(v) 108,108 shares held by the reporting person as co-trustee for two trusts for the benefit of two nephews of the reporting person. The other trustees are Lloyd Frank, a United States citizen, as an individual, whose principal office is located at Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174. Lloyd Frank is Of Counsel to Troutman Sanders LLP and a director of the Issuer and Michael Shaw, an individual and a citizen of the United States who is a son of Jerome Shaw and a beneficiary of one of the trusts who is a therapist/psychologist with an address at 700 27th Street, Manhattan Beach, California 90266. The reporting person, together with Lloyd Frank and Michael Shaw, collectively have the right to receive (as trustees), and the power to direct the receipt of, dividends from and the proceeds from the sale of the shares held in these trusts;

CUSIP No. 928703107	Page 7 of 8 Pages

(vi) 147,250 shares held by the reporting person as co-trustee of a trust for the benefit of the reporting person. The other trustees are Lloyd Frank and Michael Shaw. The reporting person, together with Lloyd Frank and Michael Shaw, collectively have the right to receive (as trustees), and the power to direct the receipt of, the proceeds from the sale of the shares held in these trusts;

(vii) 331,649 shares held by the reporting person as co-trustee of three trusts for the benefit of the reporting person and the siblings of the reporting person of which the reporting person is a co-trustee. The other trustees are Lloyd Frank and Michael Shaw.

The reporting person, together with Lloyd Frank and Michael Shaw, collectively have the right to receive (as trustees), and the power to direct the receipt of, the proceeds from the sale of the shares held in these trusts; and

(viii) 30,750 shares underlying stock options and restricted stock units held by the reporting person, which are deemed to be beneficially owned pursuant to Rule 13d-3(d)(1) of the Exchange Act.

To the knowledge of the reporting person, neither Michael Shaw nor Lloyd Frank has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Steven Shaw and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

                        None.

CUSIP No. 928703107	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

/s/ Steven Shaw
STEVEN SHAW

DATED: April 15, 2008